

August 4, 2010

Angeliki Frangou
Navios Maritime Acquisition Corporation
85 Akti Miaouli Street
Piraeus, Greece 185 38

> **Re:     Navios Maritime Acquisition Corporation**
> **Schedule TO-I**
> **Filed July 27, 2010**
> **File No. 005-84078**

Dear Ms. Frangou:

We have limited our review of the filing to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO-I</u>

1.      Exchange Act Rule 13e-4(f)(8)(i) requires tender offers to be open to all securityholders of the same class of security subject to the tender offer.  It appears that the Public and Private Warrants were issued pursuant to the same governing instrument and, as disclosed, are virtually "identical."  Similarly, the consent of the majority of all warrantholders (public and private) is required in order to effect the amendments to the Private Warrants that are proposed.  Please provide us with your analysis of why the Public and Private Warrants are not a single class, and how the Offer complies with Exchange Act Rule 13e-4(f)(8)(i).

2.      We note your disclosure that if the Offer is consummated, Navios Holdings can, for up to ten days, amend the terms of the Warrants solely with the consent of the representatives of the underwriters of your initial public offering, which consent you are seeking, and that during the ten days, Navios Holdings could amend the terms of the Public Warrants remaining outstanding after the final expiration of the Offer by,

among other things, increasing the exercise price of the remaining Public Warrants. Please confirm that if the Offer is still open when you make any amendments to the terms of the Public Warrants, you will promptly file an amendment to the Schedule TO disclosing this material change; also confirm that the company will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders. See Exchange Act Rules 13e-4(d)(2) and 13e-4(e)(3).

3. Please provide us with a legal analysis of applicable law and the operative documents supporting the idea that tendering the Public Warrants in the Offer can constitute a consent to amending the terms of the Private Warrants. Please also note comment 7, which requests the filing of the warrant agreements.

4. Please clarify if the period during which amendments to the Public Warrants can be made is a ten calendar or ten business day period. Further, please supplementally provide us with your analysis, inclusive of any supporting documents, that evidence the authority of Navios Holdings and the representatives of the underwriters of the company to amend the terms of the Public Warrants. Please also note comment 7, which requests the filing of the warrant agreements.

5. To the extent currently known, please disclose any specific plans that Navios Holdings and the representative underwriters have to amend the terms of the Public Warrants following the Offer. Specifically, please clarify whether Navios Holdings and the representative underwriters intend to increase the exercise price to an amount that is higher than the Public Warrants' initial exercise price of $7.00.

Item 6. Purposes of the Transaction and Plans or Proposals

6. We note your disclosure that no plans or proposals described in the Schedule TO in connection with the offer relate to or would result in the conditions or transactions described in Items 1006(c)(1)-(8), and (10) of Regulation M-A. We also note that the Public Warrants are listed on the New York Stock Exchange, and risk factor disclosure in the Offer Letter disclosing the risk of delisting from the New York Stock Exchange following consummation of the Offer. Please revise Schedule TO and the Offer Letter to include disclosure responsive to Items 1006(c)(6) and (c)(7).

Item 12. Exhibits

7. Please file the warrant agreements as exhibits to Schedule TO, or add them to the exhibit list and incorporate by reference from prior filings. See Item 1016(d) of Regulation M-A.

8. We note that Navios Holdings and Ms. Frangou have both agreed that, if the amendments are adopted, they will exercise 13,835,000 of Private Warrants they hold for $5.65 in cash. We also note your disclosure that officers, directors and a former officer of the company have the right, but not the obligation, to exercise warrants they

   hold on the same terms as those offered in the Public Warrant offer.  If there is a
   written agreement between the parties, please file it as an exhibit, and revise your
   disclosure to include a summary of the material terms of the agreement.  See Items
   1016(d) and 1011(a) of Regulation M-A.

Exhibit 99(a)(1)(A): Offer Letter

9.  Please move the summary term sheet to the first or second page of the Offer Letter.
   See Instruction 2 to Item 1001 of Regulation M-A.  In addition, revise the summary
   term sheet to briefly describe in bullet point format the most material terms of the
   proposed transaction, and to include cross-references to more detailed discussions
   elsewhere in the Offer Letter.  See Item 1001 of Regulation M-A.

Financial Information Regarding the Company, page 19

10.  We note that you have incorporated your financial statements by reference, but have
   not included the summarized financial information specified in Item 1010(c) of
   Regulation M-A in the offering document, as required by Instruction 6 to Item 10 of
   Schedule TO.  Refer also to Regulation M-A telephone interpretations I.H.7 and H.9
   in the July 2001 Supplement to the Division of Corporation Finance's Manual of
   Publicly Available Telephone Interpretations.  Please revise to include this
   information.

11.  Please provide us with your analysis explaining why pro forma information is not
   required.  See Item 10 of Schedule TO and Item 1010(b) of Regulation M-A.

12.  Please confirm your understanding that Schedule TO does not allow you to forward
   incorporate disclosure from subsequently filed documents.  We refer you to General
   Instruction F of Schedule TO and your obligation under Exchange Act Rules
   13e-4(d)(2) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the
   information previously disclosed.

Rescission Rights, page 16

13.  Consistent with the requirements of Rule 13e-4(f)(2)(ii), please revise to specify that
   withdrawals of warrants tendered may be rescinded if not accepted for payment forty
   business days after the commencement of the Offer.

Extension of Offer Period; Termination; Amendments; Conditions, page 20

14.  The final paragraph of this section states that you may, in your discretion, waive
   either the condition that 75% of the outstanding warrants participate in the Offer or
   the condition that 15% of the outstanding warrants are exercised for cash.  We also
   note your statement in the third paragraph of this section that if you waive a material
   condition of the Offer, you will extend the Offer to the extent required under

applicable law.  Although you acknowledge that depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the Offer, please be advised that you also may need to re-circulate new disclosure to security holders.  Please confirm your understanding in your response letter.

15.     Please see the immediately preceding comment.  When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.  Please confirm your understanding in your response letter.

16.     Please clarify that you will terminate the Offer only pursuant to the specified conditions disclosed.  Also, please disclose how you would inform securityholders of such termination.  Refer generally to Section 14(e) of the Exchange Act.

U.S. Tax Consequences, page 21

U.S. Backup Withholding Tax and Information Reporting Requirements, page 26

17.     We note your statement on page 27 that "the above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of Common Stock or Warrants."  Although you may include appropriate disclaimers concerning the nature of a summary generally, the summary must be complete in describing all material provisions.

Additional Information; Miscellaneous, page 28

18.     We note your statement on page 28 that if you determine that you are not legally able to make the Offer in a particular jurisdiction, you reserve the right to withdraw the Offer in that particular jurisdiction.  Please clarify, if true, that you are referring to a U.S. state and not a non-U.S. jurisdiction.  If not, please advise us how you are complying with the all-holders provision in Exchange Act Rule 13e-4(f)(8)(i).  We view Exchange Act Rule 13e-4(f)(9)(ii) as permitting the exclusion of only those holders residing in a U.S. state where the issuer is prohibited from making the tender offer pursuant to applicable law.

Exhibit 99(a)(2): Letter of Transmittal

19.     On page 3 of the Letter of Transmittal, you require a tendering security holder to represent and warrant that he or she has "read the Company's Registration Statement on Form F-3 (File No. 333-151707), including the Reports on Form 6-K incorporated therein by reference, and understands the Offer is not dependent on the consummation of the vessel acquisition described therein."  Similar language is

included on page 3 of Exhibit 99(A)(5).  Please revise to delete the requirement that security holders provide this representation.  Alternatively, amend the forms to include a legend in bold typeface that indicates you do not view the certification made by security holders that they have read the registration statement as a waiver of liability and that you agree not to assert that this provision constitutes a waiver of liability.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact me at (202) 551-3428.  If you require further assistance, you may contact Mellissa Duru, Special Counsel, at (202) 551-3757.  You may also contact us via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code:  20549-3628.

Sincerely,

Evan S. Jacobson
Attorney-Advisor
Office of Mergers & Acquisitions

cc:     Via Facsimile (212) 983-3115
        Kenneth R. Koch, Esq.
        Todd E. Mason, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.